POLICY
Approver:	Senior Vice President, General Counsel and Secretary	Insider Trading Policy
Owner:	Luke E. Alverson
Contact:	Luke E. Alverson
Audience:	All CSWI Employees and Members of the Board of Directors
Reviewed:	February 15, 2023
PURPOSE
The purpose of this Insider Trading Policy (this “Policy”) is to promote compliance with applicable securities laws by CSW Industrials, Inc. (“CSWI” or the “Company”) and its subsidiaries and all directors, officers, employees and other agents (and members of the forgoing persons’ immediate families and households), in order to preserve the reputation and integrity of the Company, as well as that of all persons affiliated with the Company. Questions regarding this Policy should be directed to the Company’s General Counsel.

SCOPE
This Policy applies to all CSWI employees, as well as their family members, and prohibits trading material nonpublic information about the Company and other entities. Board Members, officers and Designated Employees are subject to additional restrictions set forth in paragraph 3 below.

STATEMENT OF GENERAL POLICY
It is the Company’s policy to comply with all applicable federal and state securities laws, including those relating to buying or selling securities in the Company (“Company Securities”). In the course of conducting the Company’s business, directors, officers, employees and others may become aware of material nonpublic information regarding the Company, its subsidiaries and divisions, or other companies with which we do business (see the definition of “material nonpublic information” below). Directors, officers, employees and agents of the Company and members of their immediate families may not buy or sell Company securities, or securities of any other publicly-held company, while in possession of material, nonpublic information obtained during the course of employment or other involvement with Company business, even if those persons believe the decision to buy or sell is not based upon the material, nonpublic information.

In addition, entities such as trusts or foundations over which a director, officer, employee or agent has control, may not buy or sell securities while the employee is in possession of such material, nonpublic information. If you have material, nonpublic information, you may not disclose that information to others, even to family members or other employees, except for employees whose job responsibilities require the information.

This Policy will continue to apply to any director, officer, employee or agent whose relationship with the Company terminates as long as the individual possesses material, nonpublic information that he or she obtained in the course of their employment or relationship with the Company.

DEFINITIONS

Who is an “Insider”?
The concept of “insider” is broad. Any person who possesses material, nonpublic information is considered an insider as to that information. Insiders include Company Board members, officers, employees, independent contractors and those persons in a special relationship with the Company (e.g., its auditors, bankers, consultants or attorneys). The definition of an insider is transaction specific; that is, an individual is an insider with respect to each material nonpublic item of which he or she is aware.

What is “Material” Information?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity. Some examples of material information include:

•unpublished financial results (including earnings estimates);
•news of a pending or proposed company transaction;
•major litigation;
•recapitalizations;
•significant changes in corporate objectives;
•a change in control or a significant change in management;
•news of a significant sale of assets;
•changes in dividend policies; and
•financial liquidity problems.

The above list is only illustrative and many other types of information may be considered “material” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis. When in doubt, please contact the General Counsel.

What is “Nonpublic” Information?

Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through a report filed with the Securities and Exchange Commission (the “SEC”) or through media including Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or United Press International. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. Generally, two full trading days following publication is a reasonable waiting period before information is deemed to be public.

Who is a “Related Person”?

For purposes of this Policy, a “Related Person” includes (1) your spouse, minor children and anyone else living in your household, (2) partnerships in which you are a general partner, (3) corporations in which you either singly or together with other “Related Persons” own a controlling interest, (4) trusts of which you are a trustee, settlor or beneficiary, (5) estates of which you are an executor or beneficiary, or (6) any other group or entity where the insider has or shares with others the power to decide whether to buy or sell Company Securities. Although a person’s parent, child or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a “tippee” for securities laws purposes.

ROLES AND RESPONSIBILITIES

Disclosure Restrictions

1.No “Tipping”/Maintaining Confidentiality

You must not disclose material nonpublic information about the Company or other entities to other persons (a practice known as "tipping") before its public disclosure and dissemination. Therefore, you should exercise care when communicating with other personnel who do not have a "need to know", Related Persons and others who are not associated with the Company. This Policy applies without regard to the materiality of the information. The concept of unlawful tipping includes passing on information to friends, family members or acquaintances under circumstances that suggest that you were trying to help them make a profit or avoid a loss. To avoid the appearance of impropriety, you should at all times refrain from providing advice or making recommendations regarding the purchase or sale of the Company’s securities or other companies of which you have knowledge as a result of your employment or association with the Company. If you disclose information that someone else uses to trade illegally in securities, legal penalties can apply to you whether or not you personally derive any benefit from the illegal trading.

2.Internet Message Boards, Chat Rooms and Discussion Groups

In an effort to prevent unauthorized disclosure of Company information, you and members of your household are prohibited from posting or responding to any posting on or in Internet message boards, chat rooms, discussion groups, or other publicly accessible forums, with respect to the Company. Keep in mind that any inquiries about the Company should be handled in accordance with the Company’s Media and Investor Relations Disclosure Policy.

Trading Restrictions

1.Transactions are Prohibited While in Possession of Material Nonpublic Information

Under United States federal securities laws and under this Policy, when you are in possession of material nonpublic information about the Company, neither you nor any Related Person that might reasonably result in that person's transactions being attributable to you, may trade in the Company’s securities or engage in any other action to take advantage of, or pass on to others, material nonpublic information. This Policy applies both to securities purchases (to make a profit based on good news) and securities sales (to avoid a loss based on bad news), regardless of how or from whom the material nonpublic information was obtained. The restriction in this Policy extends not only to transactions involving the Company’s securities but also to transactions involving securities of other companies with which the Company has a business relationship. The existence of a personal financial emergency does not excuse non-compliance with these trading restrictions.

2.Blackout Periods in Specific Circumstances

The General Counsel may issue written notices, from time to time, advising certain personnel or all employees, that they may not for certain periods trade in the Company’s securities without prior written approval. Due to the confidential nature of the events that may trigger these types of blackout periods, the General Counsel may find it necessary to inform certain individuals of the blackout period without disclosing the reason for it. If you are made aware of the existence of such a blackout period, you may not disclose the existence of the period to any other person. Even if no blackout period is in effect, keep in mind that you may not trade in the Company’s securities if you are aware of material nonpublic information about the Company.
3.Trading Periods for Board Members, Officers and Designated Employees

If you are a Board Member, officer or a Designated Employee (defined below), you can buy or sell the Company’s securities only during the period that begins after the second full trading day has passed on NASDAQ following the release of the Company’s quarterly and/or annual earnings and ends at the conclusion of trading on the 15th day of the last month of each fiscal quarter. Notwithstanding the availability of this trading period, you may only buy or sell the Company’s securities if you are not in possession of material nonpublic information regarding the Company.

Assuming NASDAQ is open each day, below is an example of when you can trade:

Announcement on Wednesday	Fist Day you Can Trade
Before Market Opens	Friday
While Market is Open	Following Monday
After Market Closes	Following Monday

"Designated Employees" include: (1) all employees located at the Company's corporate headquarters in Dallas, Texas; and (2) any other individual that might be designated by the General Counsel from time to time.

The General Counsel may alter the list of Designated Employees at any time, in which written notice will be provided to any individual to be added or removed from the list. Because Board members, officers and Designated Employees are likely to have access to nonpublic information regarding the Company’s operations, limiting trading during this "trading period" helps ensure that trading is not based on material nonpublic information. Before trading in the Company’s securities during the trading period, Board members, officers and Designated Employees must also comply with the pre-clearance procedures discussed below.
If you are a Designated Employee and have an unexpected and urgent need to sell your securities in order to generate cash outside of this "trading period," you may request an exception from one of the General Counsel. An exception will only be granted if the General Counsel concludes that you are not in possession of material nonpublic information.
4.No Safe Harbor

The existence of blackouts, trading periods and other trading restrictions should not be considered a safe harbor for trading in the Company’s securities. Trading on the basis of material nonpublic information is prohibited even if trades are made in compliance with blackouts, trading periods and pre-clearance procedures. All employees and Board members should use good judgment at all times.
5.Pre-Clearance Procedures for Board Members, Officers and Designated Employees

If you are a Board Member, officer or a Designated Employee, you may not trade, or engage in any other transaction in, the Company’s securities without first obtaining pre-clearance from the General Counsel. This pre-clearance requirement is designed as a means of enforcing and documenting compliance with the policies specified above. It also applies to Related Persons that might reasonably result in that person's transactions being attributable to you. Specifically:

•Before any trade, the General Counsel must provide you with a written confirmation that the trading period is open;
•This confirmation must not have been revoked by written notice from the General Counsel;
•You need to receive a new written confirmation that the trading period is open before each trade, regardless of whether confirmation was provided for a prior trade during the same trading period;
•The General Counsel may not trade in the Company’s securities unless the Chief Executive Officer or Chief Financial Officer has approved the trade(s) in accordance with this Policy’s procedures;
•If you would like to implement a trading plan in accordance with Securities and Exchange Commission (“SEC”) Rule 10b5-1 under the Securities Exchange Act of 1934 (the “1934 Act”), the General Counsel must pre-approve your plan (see below).
6.Prohibited and Limited Transactions by Board Members, Officers and Designated Employees (“Anti-Hedging”)

The following types of transactions are always prohibited because it is important to avoid the appearance of an improper transaction:

•“Short” Sales. Short sales of securities are transactions where you borrow shares, sell them, and then purchase new securities at a later date to replace the borrowed shares. These also include hedging or monetization transactions (such as zero-cost collars and forward sale contracts) that involve the establishment of a short position.

•Sales "Against the Box". Sales against the box are sales in which the securities are not delivered within 20 calendar days or are not deposited in the mail for delivery within 5 calendar days of the sale.
•Trading in CSWI Stock Options. Buying or selling put or call options in CSWI stock is prohibited under this Policy; however, this does not include the exercise of options granted under the Company’s equity compensation plan. A put is an option or right to sell certain securities at a specific price before a predetermined date, and a call is an option or right to purchase specific securities at a specific price before a predetermined date. Generally, call options are purchased when one believes that the price of a company’s securities will rise, whereas put options are purchased when one believes that the price of company’s securities will fall.
These additional types of transactions are severely limited because they can raise similar issues:

•Any arrangements to hold the Company’s securities in a margin account or pledge them as collateral unless an Administrator pre-approves the arrangements based on your financial capacity to repay the loan without resort to the pledged securities. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin foreclosure sale that occurs when you are aware of material nonpublic information is prohibited under this Policy and may result in unlawful insider trading.
•A standing order to trade in the Company’s securities if the order might remain open during a period when you are prohibited from trading in the Company’s securities.
7.Special Types of Permitted Transactions

The following are limited situations in which you may trade in the Company’s securities without restriction under this Policy:
(A)Rule 10b5-1 Trading Plans

SEC Rule 10b5-1(c) provides a defense from insider trading liability if trades occur pursuant to a pre- arranged “trading plan” that meets specified conditions. Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and if these arrangements are established at a time when you do not possess material, nonpublic information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material, nonpublic information. Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material, nonpublic information at the time of the trades. Trading plans can be established for a single trade or a series of trades. The Company prefers that your trading plan provide for trades quarterly during the window period.

It is important that you document the details of a trading plan properly. Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions to Rule 10b5-1(c) that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge. These requirements include that you act in good faith, that you not modify your trading instructions while you possess material, nonpublic information and that you not enter into or alter a corresponding or hedging transaction or position. Because this rule is complex, the Company recommends that you work with a broker and the General Counsel and be sure you fully understand the limitations and conditions of the rule before you establish a trading plan.

The General Counsel will review a proposed trading plan with the objective of determining whether:

•The individual is entering into a plan at a time that he or she is not in possession of material nonpublic information and the plan is otherwise in compliance with this Policy; and

•The individual is in compliance with the Company’s stock ownership guidelines and will be in compliance with those guidelines following any sale of Company stock pursuant to the proposed trading plan.

The General Counsel will notify the Chair of the Nominating and Corporate Governance Committee (the “NCG Committee”) that an individual intends to enter into a trading plan. If the Chair deems appropriate, a review of any trading plan may be considered by the NCG Committee prior to approval.

(B)Option Exercises

The exercise of stock options that have been granted to you by the Company under the Company’s equity plan is permitted without restriction under this Policy. However, this does not include cashless exercises, sales to cover, or sales of the purchased shares.
8.Section 16 Reporting Obligations: Reporting of Purchases and Sales

If you have been designated by the Company as a Section 16 reporting person, you are subject to applicable reporting obligations and various restrictions on trading Company securities imposed under Section 16 of the 1934 Act.
9.Reporting Violations: Reporting of Unauthorized Trading or Disclosure

If you have supervisory authority over any of the Company’s personnel, you must promptly report to the General Counsel either any trading in the Company’s securities by Company personnel or any disclosure of material nonpublic information by Company personnel that you have reason to believe may violate this Policy or the securities laws. Because the SEC can seek civil penalties against the Company, Board members and supervisory personnel for failing to take appropriate steps to prevent illegal trading, the General Counsel should be notified immediately of any suspected violations.

10.Application of Policy Following End of Employment

This Policy (including the prohibition on insider trading in any security while in possession of material nonpublic information obtained while employed by the Company or while conducting any business or activity on the Company’s behalf) applies, and will continue to apply, to you if you are a former or retired officer, Designated Employee or Board member until the later of (i) the second full trading day following the public release of earnings for the fiscal quarter in which you leave the Company or (ii) the second full trading day after any material nonpublic information known to you has become public or is no longer material.

11.Penalties for Insider Trading

Penalties for trading on or communicating material, nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not permanently benefit from the violation.

Penalties include:
•civil injunctions;
•treble damages;
•disgorgement of profits;
•jail sentences of up to 20 years and criminal fines of up to $5 million per violation;
•civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;
•fines for the employer or other controlling/supervisory person of up to the greater of $1.2 million or three times the amount of the profit gained or loss avoided plus, in the case of entities only, a criminal penalty of up to $2.5 million; and
•criminal penalties up to 25 years in prison for knowingly executing a “scheme or artifice to defraud any person” in connection with any registered securities.

In addition, any violation of this Policy can be expected to result in serious sanctions by the Company, up to and including termination of employment.

RELATED POLICIES
Media and Investor Relations Disclosure Policy

KEYWORDS
Insider trading, material nonpublic information, blackout period, trading period, pre-clearance procedures, 10b5-1 trading plan, prohibited transactions, limited transactions and permitted transactions.

HISTORY
Adopted and Approved September 8, 2015
Revised March 1, 2016
Reviewed February 15, 2023